UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Allot Ltd.

(Name of Issuer)

Common Stock, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. M0854Q105

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		722,523
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

722,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO, IA

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CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		722,523
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

722,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		722,523
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

722,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		368,500*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		722,523
PERSON WITH	9	SOLE DISPOSITIVE POWER

368,500*
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,091,023*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 368,500 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

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CUSIP No. M0854Q105

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Outerbridge Special Opportunities Fund II, LP, a Delaware limited partnership (“Outerbridge SOF II”);
(ii)	Outerbridge Special Opportunities GP II, LLC, a Delaware limited liability company (“Outerbridge GP II”), as the general partner of Outerbridge SOF II;
(iii)	Outerbridge Capital Management, LLC, a Delaware limited liability company (“Outerbridge Capital”), as the investment manager to Outerbridge SOF II; and
(iv)	Rory Wallace, as the managing member of each of Outerbridge Capital and Outerbridge GP II (together with Outerbridge SOF II, Outerbridge GP II and Outerbridge Capital, “Outerbridge”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Ordinary Shares beneficially owned by each of the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 722,523 Ordinary Shares owned directly by Outerbridge SOF II is approximately $4,106,945, excluding brokerage commissions. The aggregate purchase price of the call options referencing 368,500 Ordinary Shares held by Rory Wallace that are currently exercisable is approximately $114,425, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons acknowledge the actions taken by the Issuer over the past year to significantly reduce its costs and improve its operations, which have now resulted in positive free cash flow generation in the second fiscal quarter of 2024 and a commitment to be cash flow positive going forward. The Reporting Persons note that the Issuer recently signed a transformational SECaaS expansion with a Tier-1 European customer and believe that other long-awaited SECaaS expansions may soon follow. The Reporting Persons also believe that changing secular and competitive dynamics in the Issuer’s traffic management and analytics business will drive revenue and profit growth for that business in the coming years.

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CUSIP No. M0854Q105

The Reporting Persons intend to remain a supportive shareholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 38,712,407 Ordinary Shares outstanding as of June 30, 2024, which is the total number of Ordinary Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on August 27, 2024.

A.	Outerbridge SOF II
(a)	As of the close of business on August 30, 2024, Outerbridge SOF II beneficially owned directly 722,523 Ordinary Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 722,523
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,523

(c)	Outerbridge SOF II has not entered into any transactions in the securities of the Issuer during the past sixty days.
B.	Outerbridge GP II
(a)	As the general partner of Outerbridge SOF II, Outerbridge GP II may be deemed the beneficial owner of the 722,523 Ordinary Shares beneficially owned directly by Outerbridge SOF II.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 722,523
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,523

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CUSIP No. M0854Q105

(c)	Outerbridge GP II has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	Outerbridge Capital
(a)	As the investment manager of Outerbridge SOF II, Outerbridge Capital may be deemed the beneficial owner of the 722,523 Ordinary Shares beneficially owned directly by Outerbridge SOF II.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 722,523
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,523

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer during the past sixty days.
D.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital and Outerbridge GP II, Mr. Wallace may be deemed the beneficial owner of the 722,523 Ordinary Shares beneficially owned directly by Outerbridge SOF II. In addition, as of the close of business on August 30, 2024, Mr. Wallace beneficially owned directly 368,500 Ordinary Shares underlying certain call options that are currently exercisable.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 368,500
2. Shared power to vote or direct vote: 722,523
3. Sole power to dispose or direct the disposition: 368,500
4. Shared power to dispose or direct the disposition: 722,523

(c)	The transactions in the securities of the Issuer by Mr. Wallace during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of August 29, 2024, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

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CUSIP No. M0854Q105

On August 29, 2024, the Reporting Persons, QVT Family Office Fund LP (“QVT Fund”) and certain affiliates of QVT Fund (together with QVT Fund, “QVT”) terminated the Group Agreement (as defined in the Schedule 13D, dated April 19, 2021).

On August 29, 2024, Outerbridge Capital and QVT Fund terminated the QVT Voting Agreement (as defined in the Schedule 13D, dated April 19, 2021).

Following the termination of the Group Agreement and the QVT Voting Agreement the Reporting Persons and QVT have each independently determined that they are no longer deemed to be acting as a “group,” as that term is used under Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Termination of Group Agreement, dated August 29, 2024.
99.2	Joint Filing Agreement, dated September 3, 2024

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CUSIP No. M0854Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2024

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

By:	Outerbridge Special Opportunities GP II, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP II, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

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CUSIP No. M0854Q105

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RORY WALLACE

Purchase of December 20, 2024 Call Options ($5.00 Strike Price)	150,000	$0.1935	07/22/2024
Purchase of September 20, 2024 Call Options ($2.50 Strike Price)	24,500	$0.5789	08/06/2024
Purchase of December 20, 2024 Call Options ($5.00 Strike Price)	150,000	$0.1961	08/16/2024
Purchase of September 20, 2024 Call Options ($2.50 Strike Price)	44,000	$0.9500	08/21/2024